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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

(Name of Issuer)
Surety Capital Corporation

(Title of Class of Securities)
Common Stock

(CUSIP Number)
868666207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Richard N. Abrams
480 Central Avenue
Northfield, IL 60093
(847) 441-6500

(Date of Event which Requires Filing of this Statement)
July 5, 2000
July 18, 2000
July 25, 2000
August 18, 2000
August 21, 2000
September 6, 2000
September 8, 2000
September 12, 2000
September 13, 2000

CUSIP No. 868666207
1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard N. Abrams, Rodney A. Abrams and Jodi Abrams Engfer
###-##-####

4.


Source of Funds (See Instructions) PF

5.

6.

Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

7.

Sole Voting Power: 749,200

9.

Sole Dispositive Power: 749,200

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:
749,200

13.

Percent of Class Represented by Amount in Row (11): 12.71%

14.

Type of Reporting Person (See Instructions) : IN

Item 1.

Security and Issuer

This Amendment No. 1 relates to the Schedule 13D filed on September 15, 1999 in connection with the ownership by Richard N. Abrams, Rodney A. Abrams and Jodi Abrams Engfer of shares of common stock, par value $ 0.01 per share("shares") of Surety Capital Corporation, a Delaware corporation (the "Company" or "Surety"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 2.

Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)

Name; Richard N. Abrams, Rodney A. Abrams and Jodi
Abrams Engfer

(b)

Business address; 480 Central Avenue
Northfield, IL 60093

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Richard is an Officer and employed by Funeral Financial Systems, Ltd. Rodney is a Market Maker on the Chicago Board of Options Exchange. Jodi is a homemaker.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; No

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; No

And

(f)

Citizenship. USA

Item 3.

Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition. Since the date of the last filing, Richard N. Abrams, Rodney A. Abrams and Jodi Abrams Engfer have acquired 232,400 shares at an aggregate purchase price of $ 143,275.01, including any brokerage commissions. They purchased the Shares with their personal funds.

Item 4.

Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; These individuals might from time to time purchase additional shares.

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; N/A

(c)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; N/A

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; N/A

(e)

Any material change in the present capitalization or dividend policy of the issuer; N/A

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; N/A

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; N/A

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; N/A

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; N/A or

(j)

Any action similar to any of those enumerated above. N/A

Item 5.

Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act; As of September 1, 2000, Richard N. Abrams, Rodney A.
Abrams and Jodi Abrams Engfer owned an aggregate of 749,200 shares or approximately 12.71%. Percentage ownership is based upon the total Shares reported as outstanding in the Company's Proxy Statement issued June 9,
2000.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared; N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

All individuals in Item 2 have given voting rights for the 749,200 common shares to Richard N. Abrams. Richard N. Abrams is the father of the other two individuals. If Richard is incapacitated, then Rodney has the voting rights for the 749,200 common shares.

Item 7.

Material to Be Filed as Exhibits

Transactions in Shares for the past 60 days not previously reported: Date Number of Shares Purchased
Price per Share*
Date of Purchase          Number of Shares       Price per Share
  07/05/00                     27,500                $0.6887
  07/18/00                     10,100                $0.5059
  07/25/00 				 32,600 		     $0.5919
  08/18/00 				 50,000 		     $0.6017
  08/21/00 				 15,000 		     $0.6056
  09/06/00 				  2,200 		     $0.6373
  09/08/00 				 20,000 		     $0.6150
  09/12/00 			       20,000 		     $0.6150
  09/13/00				 55,000		     $0.6135

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2000

Signature:

Richard N. Abrams
Rodney A. Abrams
Jodi Abrams Engfer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)